# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hanesbrands Inc., CIK 0001359841
CUSIP: 410345102
Title of class of securities: Common Stock, Par Value $0.01
Address of issuer's principal executive offices: 1000 East Hanes Mill Road, Winston-Salem, North Carolina (NC), 27105
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000060086-24-000142
Filed by CIK 0000060086

## Reporting persons
- Loews Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 21,635,000; shared voting power 0; sole dispositive power 21,635,000; shared dispositive power 0; aggregate amount beneficially owned 21,635,000 (6.1% of the class)

## Item 1. Issuer
Name of issuer: Hanesbrands Inc.
Address of issuer's principal executive offices: 1000 East Hanes Mill Road, Winston-Salem, NC, 27105

## Item 2. Person Filing
Name of person filing: Loews Corporation
Address of principal business office or, if none, residence: 9 West 57th Street, New York, NY 10019
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 21,635,000
Percent of class: 6.1
Sole power to vote or to direct the vote: 21,635,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 21,635,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
The information reported in this Amendment No. 1 to Schedule 13G is as of February 14, 2025, except as follows. As of December 31, 2024, Loews Corporation beneficially owned, and had the sole power to vote or direct the vote of, 16,635,000 shares of common stock of Hanesbrands Inc., representing 4.7% of the class of common stock of Hanesbrands Inc. outstanding.

## Signatures
- Loews Corporation: /s/ Richard W. Scott, Richard W. Scott Senior Vice President & Chief Investment Officer (02/14/2025)